Exhibit 99.1
For Immediate Release
Qiao Xing Mobile to Invest RMB500 Million to Build VEVA Specialty Retail Stores in
Up-market Shopping Malls
Beijing, China (March 10, 2009) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or the “Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), announced that CECT has set up a subsidiary to build and operate up to 500 VEVA specialty retail stores in the People’s Republic of China. CECT estimates that it will invest approximately RMB500 million into this subsidiary to build the 500 stores.
The Company has set up four flagship VEVA specialty retail stores in Beijing, China so far. All VEVA specialty retail stores were built or will be built near the luxury jewelry and fashionable clothing and accessories counters in up-market shopping malls in order to be well-positioned to lead the fashion trends in the mobile handset market. The VEVA specialty stores will enable customers to fully explore the fashionable designs and innovative features of the VEVA mobile handsets rather than having to select one phone from the many hundreds of mobile phones in traditional electronic stores. The official release of this channel strategy shows that the VEVA brand building has reached a new stage.
Mr. Wu Zhi Yang, Chairman of the Company, commented, “The VEVA branded fashionable mobile phones are in line with the developing trends in the Chinese mobile handset market and we believe that fashionable luxury mobile phones will have a sizable market in China. With the set up of its VEVA specialty retail stores, Qiao Xing Mobile will become one of the few domestic mobile handset companies that owns its own design, research and development, production facilities and marketing and retail channels. Qiao Xing Mobile will build a marketing model with various kinds of distribution channels, including TV direct sales, distributor networks and retail outlets, which could provide competitive advantage to the Company. VEVA specialty retail stores will enable the Company to be closer to its customers and enhance the image of the VEVA brand. We have tentative plans to build VEVA specialty stores in overseas markets in the future.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” and “VEVT” brands. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generate higher profit margins. For more information, please visit www.qxmc.com
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of March 10, 2009, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com